UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)
Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)
Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
73755L107
(CUSIP Number of Class of Securities)
William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Robert A. Profusek Philip S. Stamatakos Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	William Braithwaite Stikeman Elliott 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 23, 2010 (as amended or supplemented, the “Statement”) by Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp” or the “Company”). The Statement relates to the offer (the “BHP Offer”) by BHP Billiton Development 2 (Canada) Limited (“BHP”), a corporation organized under the laws of Canada and a wholly owned indirect subsidiary of BHP Billiton Plc, to purchase all of the issued and outstanding common shares, no par value (the “Common Shares”), of PotashCorp, together with the associated common stock purchase rights.
Items 4 and 8.
     The Directors’ Circular, which is filed as Exhibit (a)(1) to the Statement, is hereby amended and supplemented as follows:

•	The following paragraph is added as a new second paragraph under the caption “2. The BHP Offer Fails to Reflect PotashCorp’s Prospects for Continued Growth and Shareholder Value Creation” on page 4:
     “While the PotashCorp Board believes strongly in PotashCorp’s prospects for continued growth and shareholder value creation, there can be no assurance of the Company’s future performance.”
•	The first sentence of the final paragraph on page 4 is deleted in its entirety and replaced with the following:
     “While historical performance does not assure future performance, the PotashCorp Board and management team are highly confident that the Company can continue its strong track record of success, realize upon the growth opportunities available to it in the current market environment, and deliver more value to Shareholders than the inadequate BHP Offer.”

•	The following paragraph is added as a new final paragraph on page 5:
     “While PotashCorp is confident in the long-term drivers of the fertilizer business, historical performance does not assure future performance and there can be no assurance of future market trends.”

•	The following paragraph is added as a new final paragraph on page 5:
     “Although PotashCorp believes that market data strongly suggests that the fertilizer market is reaching an inflection point, historical performance does not assure future performance and there can be no assurance of future market trends.”

•	The following sentence is added to the end of the first paragraph on page 7:
     “Future consumption cannot be guaranteed, however, and historical consumption is not an assurance of future consumption.”

•	Footnote 1 on page 8 is deleted in its entirety and replaced with the following:
     “Calculated based on (a) the 1,547,500,141 shares of Sinofert Holdings Limited owned by PotashCorp multiplied by US$0.5376, the closing price of Sinofert Holdings Limited on the Hong Kong Stock Exchange on August 20, 2010, (b) the 63,879,695 series A shares of Sociedad Quimica y Minera owned by PotashCorp multiplied by US$47.5041, the closing price of Sociedad Quimica y Minera series A shares on the Santiago Stock Exchange on August 20, 2010, (c) the 20,343,192 series B shares of Sociedad Quimica y Minera owned by PotashCorp multiplied by US$42.9278, the closing price of Sociedad Quimica y Minera series B shares on the Santiago Stock Exchange on August 20, 2010, (d) the 23,294,614 shares of Arab Potash Company owned by PotashCorp multiplied by US$45.1658, the closing price of Arab Potash Company on the Amman Stock Exchange on August 20, 2010 and (e) the 176,088,630 shares of Israel Chemicals Ltd. owned by PotashCorp multiplied by US$13.1898, the closing price of Israel Chemicals Ltd. on the Tel Aviv Stock Exchange on August 20, 2010.”
•	The following paragraph is added to the bottom of page 8:
     “As shown in the chart set forth below, the estimated $9.00 per Common Share of value related to the Company’s strategic equity investments reflects the difference between the implied market value of such investments (assuming a $345 million EBITDA contribution and a 10.7x forward EV/EBITDA multiple) and the $8.0 billion market value of the strategic equity investments. The estimated $14.00 per Common Share of value related to the Company’s strategic equity investments reflects the difference between the implied market value of the investments (assuming a $328 million net income contribution and a 15.5x forward EPS multiple) and the $8.0 billion market value of the strategic equity investments. The 10.7x and 15.5x multiples were derived from the average of publicly available investment bank estimates as of August 16, 2010. All estimates and statements regarding the potential value of PotashCorp’s strategic equity investments are solely the view of the PotashCorp Board and management.”

•	The following paragraph is added to the bottom of page 10:
     “As shown in the chart set forth below, the capacity to generate $10 billion of EBITDA is based on potash sales of 17.0 million tonnes at a price of $800 per tonne (fob PotashCorp mine) and assumes gross margin for the Company’s phosphate and nitrogen segments of between $0.5 and $1.0 billion, an effective tax rate of 27 percent and potash profit tax as a percentage of gross margin for the Company’s potash segment of between 13 and 20 percent. However, there can be no assurance that PotashCorp will be able to realize its full operational capability.

Factors that could cause PotashCorp’s results to differ materially from those expressed in the chart set forth below can be found under the caption “Forward-Looking Statements” in this Directors’ Circular.”

•	The following paragraph is added as a new second paragraph on page 11:
     “While the PotashCorp Board believes that PotashCorp’s earnings potential is unmatched within the potash industry, there can be no assurance of the Company’s future profitability or predicted market trends.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 3, 2010

POTASH CORPORATION OF SASKATCHEWAN INC.
By:	/s/ Joseph Podwika
	Name:	Joseph Podwika
	Title:	Senior Vice President, General Counsel and Secretary

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